Exhibit 6

FORM 51-102F1

GROWN ROGUE INTERNATIONAL INC.

(the “Company” or “Grown Rogue”)

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2020

(the “Reporting Period”)

This Management Discussion and Analysis (“MD&A”) made as of June 29, 2020 should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and six month periods ended April 30, 2020 and 2019, and the related notes thereto (the “Financial Statements”). The Company’s Financial Statements are presented on a consolidated basis with its wholly-owned subsidiaries: Grown Rogue Canada Corp. (“GRC”), Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries Grown Rogue Gardens, LLC (“GR Gardens”); Grown Rogue Distribution, LLC (“GR Distribution”); GRU Properties, LLC (“GRU Properties”); GRIP, LLC (“GRIP”); as well as GR Unlimited’s 60% ownership in GRD Cali, LLC and Idalia, LLC, and GR Unlimited’s 87% interest in GR Michigan, LLC. The Company’s reporting currency is the United States dollar and all amounts in this MD&A are expressed in United States dollars unless otherwise noted.

The Company’s comparative information included in this MD&A has been prepared in accordance with IFRS.

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

Management’s Responsibilities for Financial Reporting

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) (“NI 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective bases DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Forward-Looking Statements

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Listing Statement, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include, among others, statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.

There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A and under “Risk Factors” in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

Description of Business

Grown Rogue, headquartered in Medford, Oregon, is a multi-state cannabis company curating innovative products that allow consumers to enhance life experiences. Grown Rogue currently has two brands in its portfolio – Grown Rogue and GRAM. Grown Rogue is a mid-premium brand that describes products based on “Mind, Body & Mood” effects which resonates with consumers from the canna curious through the canna serious, while GRAM provides quality product at a value price. Grown Rogue is committed to educating, inspiring and empowering consumers with information about cannabis so they can “enhance experiences” by selecting the right product. The Grown Rogue portfolio of brands is focused on flower and flower-derivative products primarily in the premium flower (indoor and sungrown) and flower pre-roll categories.

Grown Rogue is strategically focused on high quality, low cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other products such as edible, vape cartridges, pre-rolls, or concentrates. With its best-in-class production methods, low costs cultivation, award winning product, and geographic location in the famed Emerald Triangle, Grown Rogue is well positioned to execute on becoming a leading flower producer in the cannabis sector.

Oregon

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates three cultivation facilities, in Oregon comprising approximately 100,000 sq ft of cultivation area, that currently service the Oregon recreational marijuana market: “Manzanita Glen” (sungrown), “Trail’s End” (sungrown), and a state-of-the-art indoor facility (the “Warehouse”). GR Gardens currently holds three producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), for the three properties described above, and one wholesaler license. GR Gardens recently received a processor license for the Warehouse but is not yet actively operating this license.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. “Manzanita Glen” and “Trails End” are both outdoor, sungrown farms, with 40,000 sq ft of flowering canopy, for a total of 80,000 sq ft, sitting on a combined land package of approximately 45 acres.

Grown Rogue is located in the world-renowned Emerald Triangle, which is well-known for the quality of its cannabis. The company is able to capitalize on an ideal outdoor growing environment where it can produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop per year, planted in June and harvested in October.

With its approximately 17,000 sq ft indoor Warehouse, Grown Rogue is additionally able to produce high-quality indoor flower through controlled atmosphere environment (CAE) operations. By carefully controlling temperature, humidity, C02 levels and other criteria, Grown Rogue is able to provide year-round supply of high-quality cannabis flower with multiple harvests per month. The Warehouse is currently 85% constructed for production and distribution of Grown Rogue indoor cultivation and distribution. The remaining 15% is utilized for centralized drying, curing, and processing of Grown Rogue’s sungrown farms allowing us to centrally locate key components of the cultivation process allowing for reduced costs and superior products. Grown Rogue recently converted this remaining space into a partial vegetative area allowing the Company to increase flowering square footage in the other areas of the Warehouse for 8 months out of the year, thus increasing production capacity.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, ranges between 5,000 and 6,000 pounds based on sungrown seasonality and strain performance.

Michigan

In February 2020, Grown Rogue, through its newly-incorporated subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (“Option”) to acquire a 60% ownership in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed and operating cultivation company located in Bay City, Michigan. Golden Harvests has an approximately 80,000 sq ft facility of which approximately 10,000 sq ft is operational.

With the addition of Golden Harvests, Grown Rogue will be adding an additional 1,500 pounds of high-quality indoor flower production capacity in 2020 and an anticipated 3,500 pounds of production capacity in 2021. Grown Rogue will oversee this capacity under the terms of a management services agreement prior to exercising its purchase option once regulatory approval is received.

Product

The Grown Rogue portfolio of brands produce a range of strains for consumers to enjoy (indicas, sativas, and hybrids), along with “Certified Fresh” Nitrogen Sealed Pre-Rolls and edibles. Grown Rogue has a mix of “core” and “select” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in one of the most competitive cannabis production environments in the world. Grown Rogue has twice won the prestigious Growers Cup competition where a select number of reputable producers are all provided the identical genetic which tests the grower’s techniques. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category 2018 and won 1st place for highest terpene content in 2019 (there was no growers choice in category in 2019). In addition, Grown Rogue believes that it has achieved an outdoor production, potency record in the state of Oregon achieving a THC potency of 35.13% for its Monkey Train strain.

In addition, Grown Rogue’s product suite includes the following:

●	The majority of Grown Rogue’s revenue is driven through sales of its award winning sungrown and indoor flower.
●	Grown Rogue 1-gram “Certified Fresh” Nitrogen Sealed pre-rolls which are produced from the company’s award-winning indoor flower (no trim) and are packaged in environmentally responsible, patented, nitrogen sealed, glass tubes to ensure only the freshest products for the customer.

Grown Rogue has partnered with Hemp Press to produce all of its paper derived packaging which is 75% Recycled and 25% Hemp. This ensures not only best in class packaging quality, but environmental sustainability which is very important to the majority of cannabis consumers.

Genetics

Grown Rogue is committed to developing unique, proprietary genetics and have allocated R&D space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will resonate with consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for its flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio. Grown Rogue continues to focus on bringing new unique genetics into the markets it operates to ensure a steady flow of innovative flower and VAPs.

Distribution and Sales

Grown Rogue distributes product through its wholly owned subsidiary, GR Gardens which works directly with Oregon dispensaries to provide quality, consistency, and product variety year-round. Grown Rogue’s sales team works directly with dispensary owners and intake managers to provide consistent product, competitive prices, and service using sales techniques from other industries such as pharmaceutical and liquor.

By way of example, Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged all while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured, packaged and other items so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Branding

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

Grown Rogue was one of the first brands in the United States to go to market with this type of branding as part of the ROGUE Categorization: Relax, Optimize, Groove, Uplift and Energize. The focus was to provide consumers with “The Right Experience, Every time” made easier by a simple product description that was not cannabis based, such as sativa or indica.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as Relax, describing a product, Grown Rogue has six words across three categories. Still easy to understand, but much more informative. Grown Rogue is refining this branding effort and intends to launch this new and innovative approach to ensuring consumers select the right experience in 2020.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rouge aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized (SEO) and includes calls to action (CTA) that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the Blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

Grown Rogue strategically leverages digital advertising, primarily on industry sites such as Leafly and Weedmaps, and has selectively advertised in endemic and non-endemic magazines including Grow, Northwest Leaf, Oregon Leaf, Dope, Portland Mercury, and Willamette Weekly.

Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Trademarks and Patents

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has eleven different trademarks that have been submitted with three that have been Registered

●	Grown Rogue was filed on September 22, 2017 and registered on August 7, 2018 under Registration No. 5537240
●	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537260.
●	Sizzleberry was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537259.
●	Groove; Relax; Optimize; Uplift; Energize, and GRAM are all under review by the United States Patent Office.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018 with the United States Patent and Trademark Office (USPTO). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have reached out to Grown Rogue requesting licensing information on this technology. Grown Rogue plans on introducing the nitrogen sealed containers in each of the new markets the company enters with wholly owned operations and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

Social and Environmental Policies

Grown Rogue employs sustainable business models in all of its operations. On the cultivation side, Grown Rogue maintains the highest standards of environmental stewardship. This includes sustainable water sources with reclamation and recapture as much as possible from runoff and recycling of water input. Grown Rogue uses only natural and sustainable products in all of their applications from nutrients to integrated pest management. Grown Rogue maintains the highest level of sustainable cannabis practices through its focus on sustainable and natural cultivation methods.

Grown Rogue hires and pays living wage to all of its team members and is very involved in each of the communities where it operates.

Plans for Expansion & Economic Outlook

Grown Rogue continues to focus on taking its learnings and experience from Oregon into new markets across the US. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, understanding consumer purchasing preferences, and product innovation that places Grown Rogue in a unique position as compared to its peers to capitalize on new markets. Oregon is arguably the most competitive cannabis market in the world and Grown Rogue has excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly legalized cannabis markets.

Grown Rogue intends to expand its current operating facilities in Oregon and continue its multi-state expansion strategy focused on best-in-class production methods with primary focus on the Golden Harvests Option. Grown Rogue is rapidly pursuing full licensing with Michigan State regulatory agencies and fulfilling its management services contract with Golden Harvests in the interim.

The future of the cannabis industry is in the branded products and the best brands are being created in the west coast, which is the area that has become synonymous with high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is very focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale necessary to maximize profits. Over the next 12 months, Grown Rogue is focused on furthering its footprint and market share in the Oregon market, continuing to add to the portfolio projects in Michigan and looking at strategic opportunities in new states.

Definitive Transaction Agreement and Reverse Take-over Transaction

On October 31, 2018, the GR Unlimited, Novicius Corp. ("Novicius"), Grown Rogue Canada Inc. and Novicius Acquisition Corp. entered into a definitive transaction agreement which set out the terms for the reverse take-over of Novicius by GR Unlimited and the related transactions (the “Transaction”). The Transaction was completed on November 15, 2018 and the Company began trading its common shares through the facilities of the Canadian Securities Exchange under the symbol “GRIN” on November 26, 2018.

As part of the Transaction, the Company changed its name from “Novicius Corp.” to “Grown Rogue International Inc.” and consolidated its existing common shares on the basis of one common share for each 1.4 existing common shares. The unitholders of GR Unlimited exchanged their equity membership interests in GR Unlimited for common shares of the Company on a one-for-one basis. The Transaction resulted in the Company becoming the owner all of the equity membership interests in GR Unlimited. In connection with the Transaction, GR Unlimited, directly and through Grown Rogue Canada Inc., raised approximately CAD$6.5 million through brokered and non-brokered private placements.

For further details regarding the Transaction and related financings, please refer to the Company’s Listing Statement filed on SEDAR on November 23, 2018.

Going Concern

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to fund its development programs and general and administrative expenses, discharge its liabilities as they become due and generate positive cash flows from operations. There is no certainty that the Company will be successful in raising additional capital or creating positive cash flow from operations.

Selected Annual Information

The following selected financial data for each of the three completed financial years are derived from the audited annual financial statements of the Company.

Year Ended October 31	2019	2018	2017 (1)
	$	$	$
Total revenue	3,924,983	1,932,128	156,066
Loss from operations	(7,622,956)	(4,967,609)	(138,854)

Net loss	(9,476,934)	(7,509,986)	(302,397)
Comprehensive Loss	(9,355,014)	(7,509,986)	(302,397)
Total assets	2,932,476	5,366,268	2,914,491

Total non-current financial liabilities	217,633	2,292,634	1,069,139
Cash dividends	Nil	Nil	Nil

(1)	For the period from October 16, 2016 to October 31, 2017

Results of Operations

Grown Rogue’s net losses from operations amounted to $1,206,828 and $1,440,015 for the three and six month periods ended April 30, 2020, respectively, representing decreases of $441,668 and $5,006,993 when compared to losses from operations of $1,648,496 and $6,447,008 for the three and six months ended April 30, 2019. The main component that resulted in the lower loss for the six months ended April 30, 2020, was transaction costs of $3,723,724 that did not recur during the six months ended April 30, 2020. In addition, there were reductions of general and administrative expenses of $1,105,572 during the six months ended April 30, 2020.

Revenue for the three and six months ended April 30, 2020 decreased by $712,503 and $440,516, to, $1,172,612 and $2,278,908. These decreases of 38% and 16% is a result of discontinuing the distribution of low-margin third-party fulfillment product.

Cost of finished cannabis inventory sold for the three months ended April 30, 2020 amounted to $819,820 compared to $1,509,462 for the three months ended April 30, 2019. Cost of finished cannabis inventory sold for the six months ended April 30, 2020 amounted to $1,341,500 while costs of sales for the six months ended April 30, 2019 were $1,955,348. Gross profit for the three months ended April 31, 2020 was reduced to $93,068, following the added expenses of the realized fair value amounts included in inventory sold of $212,669, plus the unrealized fair value loss on the growth of the Company’s biological assets of $47,055. Gross loss for the three months ended April 31, 2019 was reduced to $17,274, following the added expense of the realized fair value amounts included in inventory sold of $428,019, less the unrealized fair value gain on the growth of the Company’s biological assets of $35,092. Gross profit for the six months ended April 31, 2020 was reduced to $746,613, following the added expense of the realized fair value amounts included in inventory sold of $845,299, less the gain on the unrealized fair value on the growth of the Company’s biological assets of $654,504. Gross profit for the six months ended April 31, 2019 was reduced to $239,056, following the added expense of the realized fair value amounts included in inventory sold of $604,942, less the unrealized fair value gain on the growth of the Company’s biological assets of $79,922. These fair value adjustments related to the growth of the Company’s biological assets relate to increasing the fair value (less costs to sell) of the cannabis crops in various stages of growth prior to harvest and any further processing required to produce inventory available for sale. The valuation of Grown Rogue’s biological assets, and the resulting fair market adjustment, includes several estimates made by management based on inputs that, by their nature, are unobservable as at April 30, 2020 and 2019. These include the average harvest yield, average selling prices, standard costs to bring the plants to harvest, as well as the stage of growth. Changes in these estimates could result in changes to the fair value of the biological assets, as well as the unrealized gain on changes in the fair value of these biological assets.

Operating expenses for the three and six months ended April 30, 2020 were $690,577 and $1,522,713 decreases of $951,380 and $5,034,284, when compared to expenses of $1,641,957 and $6,556,997. The main driver of the decrease is the absence of transaction costs of $3,723,724 that occurred during the six months ended April 30, 2019. General and administrative expenses decreased by $758,332 and $1,094,869 during the three and six month perioded ended April 30, 2020. The reduction in the general and administrative costs was a function of a larger allocation of overhead to inventory, biological assets and, in turn cost of sales. The Company also reduced salaries, legal and professional fees, travel, and facility expenses.

During the year ended October 31, 2018, GR Unlimited issued convertible debentures with aggregate principal of CAD$1,500,000, with the Company issuing a second round of convertible debenture financing with aggregate principal of CAD $1,500,000 during the year ended October 31, 2019. GR Unlimited has also entered into three finance leases for $354,998, in aggregate. The result of these various debt financings is interest expense of $71,078 and $161,592, respectively, for the three and six months ended April 30, 2020 an increase of $81,800 and $7,512 when compared to interest expense (recovery) of $(10,722) and $154,080 for the three and six months ended April 30, 2019. These convertible debentures also gave rise to accretion expense of $71,330 and $139,640 for the three and six months ended April 30, 2020, which represents increases of $58,444 and $108,690 when compared to accretion expense of $12,886 and $30,850 incurred during the three and six months ended April 30, 2019.

Capital Resources

During the year ended October 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,127) which bear interest at 2% per quarter payable on the last day of March, June, September and December. The debentures mature August 10, 2020 and are convertible into common shares of the Company at a conversion price of CAD$0.44 per share, subject to certain adjustments resulting from future events. As the Company failed to complete a financing as contemplated in the debenture agreement, and issued other shares to employees, the conversion price has decreased from the original price of $0.44 per share. As such, the conversion price will be set equal to the price of a subsequent issuance of shares of the Company. The Company is in negotiations with the holder of the debenture to extend the maturity date beyond August 10, 2020.

During the period ended April 30, 2020, in connection with the private placement agreement, the Company issued 5,000,000 common shares to Cannabis Growth Opportunity Corporation “CGOC” with an aggregate fair value of $373,949. In addition, the CGOC and the Company entered into subscriptions agreements to exchange each other’s shares (the "Share Swap). In connection with the Share-Swap agreement, the Company issued 15,000,000 common shares resulting in an aggregate fair value of $1,121,848.

Summary of Quarterly Results

The following table sets out selected quarterly results of the Corporation for the eight quarters ended on or before April 30, 2020. The information contained herein is drawn from the interim financial statements of the Corporation for each of the aforementioned eight quarters.

Fiscal Year	2020		2019				2018
Quarter	Apr	Jan	Oct	Jul	Apr	Jan	Oct	Jul
		$	$	$	$	$	$	$

Revenue	1,172,612	1,106,296	431,629	773,930	1,885,115	834,309	790,236	679,906
Net loss	(1,206,828)	(233,187)	(2,098,742)	(931,184)	(1,648,446)	(4,798,562)	(2,512,110)	(1,460,380)
Net loss, per unit basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)	(0.08)	(0.08)	(0.04)

 Other Selected Financial Information

Adjusted EBITDA (non-IFRS measure)

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance.

Adjusted EBITDA Reconciliation [1]	Three months ended		Six months ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
	$	$	$	$
Net loss, as reported	(1,206,828)	(1,648,446)	(1,440,015)	(6,447,008)
Add back realized fair value amounts included in inventory sold	212,699	428,019	845,299	604,942
Less unrealized fair value gain (loss) on growth of biological assets	47,055	(35,092)	(654,504)	(79,922)
Less amortization of property and equipment included in cost of sales	191,094	-	236,491	-
	(755,980)	(1,255,519)	(1,012,729)	(5,921,988)

Add back accretion expense, as reported	71,330	12,886	139,540	30,850
Add back amortization of intangible assets, as reported	6,981	8,821	14,640	16,054
Add back amortization of property and equipment, as reported	5,132	163,801	54,809	322,615
Add back amortization of right-of-use assets	21,097	-	56,919	-
Add back stock-based compensation expense, as reported	-	112,080	-	112,080
Add back interest expense (recovery), as reported	71,078	(10,772)	161,592	154,080
Add back transaction costs	-	-	-	3,723,724
Add back unrealized loss on marketable securities, as reported	627,287	-	627,287	-
Less gain on derecognition of derivative liability, as reported	-	-	-	(15,000)
Adjusted EBITDA	46,925	(968,703)	42,058	(1,577,585)

[1]	“Adjusted EBITDA” is the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove finance charges, transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory

Gross Margin Reconciliation	Three months ended			Six months ended
	April 30, 2020			April 30, 2020
	Costs	Revenue	Margin	Costs	Revenue	Margin
	$	$		$	$
Cash production costs of Grown Rogue products	506,766	1,087,180	53%	934,234	2,153,448	57%
Cost of third-party products	84,482	85,532	1%	115,522	125,460	8%
Asset depreciation included in COGS	191,094	-	N/A	236,491	-	N/A
Cost of packaging included in COGS	37,478	-	N/A	55,253	-	N/A
Costs of finished cannabis inventory sold	819,820	1,172,612	30%	1,341,500	2,278,909	41%
IFRS Fair Value (Gains) & Losses	259,724	-	N/A	190,795	-	N/A
Total IFRS Cost of Goods Sold	1,079,544	1,172,612	8%	1,532,295	2,278,909	33%

Liquidity and Capital Resources

The Company’s cash and cash equivalents position was $599,391 as at April 30, 2020 as compared to $74,926 on October 31, 2019. The Company had working capital deficiency of $2,276,406 as at April 30, 2020 compared to a working capital deficiency of $2,709,527 as at October 31, 2019.

During the six months ended April 30, 2020, Grown Rogue generated cash of $271,206 through its operating activities, compared to cash spent on similar activities of $2,250,557 for the six months ended April 30, 2019. The Company invested $310,098 in property and equipment during the six months ended April 30, 2020, an increase compared to investment in similar assets of $208,052 during the six months ended April 30, 2019. Finally, Grown Rogue was able to generate cash of $713,357 with respect to its financing activities during the six months ended April 30, 2020, which was the result of lease payments of $137,650 and debt repayment of $100,000 which was offset by proceeds of $600,000 from long-term debt and $373,949 from private placements. Cash generated during the six months ended April 30, 2019 from financing activities was $1,966,228 and was related to the issuance of subscription receipts in connection with the Transaction which was offset by repayments of long-term debt, equity issuance costs and transaction costs.

Historically, the Company’s capital requirements to maintain fund expansion and operations have been met primarily through the completion of private placements.

Commitments

As at April 30, 2020 Grown Rogue has commitments under operating leases for its facilities and commitments under finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount
2020	$87,574
2021	$62,235

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Share Data

As of the date of the MD&A, the Company has 106,438,897 common shares outstanding.

As of the date of this MD&A, the Company has the following warrants outstanding, exercisable into common shares:

Exercise Price	Warrants Outstanding	Remaining Contractual Life (Years)	Expiry Date
$0.44	757,125	0.38	November 15, 2020
$0.55	21,253,089	0.38	November 15, 2020
$0.55	3,409,091	0.84	May 1, 2021
$0.44	2,148,117	2.99	June 28, 2023
$0.125	5,000,000	1.62	February 10, 2022
$0.13	10,000,000	1.88	May 19, 2022

	42,567,422	1.05

As of the date of this MD&A, the Company has the following stock options outstanding, exercisable into common shares:

Exercise Price	Stock Options Outstanding	Remaining Contractual Life (Years)	Expiry Date
$0.44	150,000	1.42	November 30, 2021
$0.44	500,000	1.51	January 1, 2022

	650,000	1.49

Transactions with Related Parties

During the Reporting Period, the Company was involved in the following transactions with related parties:

a)	Through its wholly owned subsidiary, GRU Properties, LLC leased 41.92 acres of real property located in Trail, Oregon owned by J. Obie Strickler, the Company's President and CEO. The lease expires on December 31, 2020. Rent of $39,000 was included in facility expense for the period ended April 30, 2020 (2019 - $16,550). The Company had $78,500 (October 31, 2019 - $63,000) owing in accounts payable and accrued liabilities at April 30, 2020.

b)	The Company incurred employee/director fees of $10,000 (2019 - $12,000) with an individual related to J. Obie Strickler, the Company's President and CEO. At April 30, 2020, accounts payable and accrued liabilities includes $nil (October 31, 2019 - $8,000) payable to this individual.

c)	The Company incurred fees related to marketing and promotion services of $Nil (2019 - $92,292) from two companies owned by Jacques Habra, the Company's Chief Strategy Officer ("CSO"). At April 30, 2020, accounts payable and accrued liabilities includes $Nil (October 31, 2019 - $24,703) payable to these companies.

d)	Key management personnel consists of the President and CEO; the CFO; the CMO; and the CFO of GR Unlimited. The compensation paid or payable to key management for services for the six month periods ended April 30, 2020 and 2019 is as follows:

	2020	2019

Salaries and consulting fees	$201,000	$245,122
Share-based compensation	$10,188	$-

Accounts payable and accrued liabilities at April 30, 2020 includes $79,662 (October 31, 2019 - $94,000) and due to employee/directors includes $1,162 (October 31, 2019 - $Nil) payable to these parties.

During the year ended October 31, 2019, a director and officer of the Company advanced $50,000 to the Company. The amount is payable on demand and bears interest at a rate of 60% per annum. During the three months ended January 31, 2020, the director and officer advanced a further $15,000 on the same terms. On February 18, 2020, all outstanding principal and accrued interest of $13,274 were repaid in full.

During the year ended October 31, 2019, a key member of the Company’s management advanced $50,000 to the Company. The amount is payable on demand and bears interest at a rate of 60% per annum. On February 18, 2020, all outstanding principal and accrued interest of $9,041 were repaid in full.

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase option and warrants issued.

Newly Adopted Accounting Pronouncements

The Company adopted the following accounting policies as of November 1, 2019:

IFRS 16 Leases ("IFRS 16") was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. In applying IFRS 16, for all leases, the Company:

i.	Recognizes right-of-use assets and lease liabilities in the statement of financial position, initially measured at the present value of the future lease payments:
ii.	Recognizes depreciation of right-of-use assets and interest expense on lease liabilities in the statements of income and comprehensive income;
iii.	Separates the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the statement of cash flows.

On November 1, 2019, the Company adopted IFRS 16. As such, the Company reviewed all leases and assessed whether these contracts are or contains a lease. The Company has accounted for its leases upon adoption of IFRS 16 using a modified retrospective approach whereby it recognizes a lease liability and a right-of-use asset at the date of initial application, being November 1, 2019. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate. The Company has measured the right-of-use asset at an amount equal to the lease liability.

Financial Instruments and Other Risk Factors

i)	Market Risk

a)	Currency Risk

As at April 30, 2020, the Company has accounts payable of CAD$310,376 accrued liabilities of CAD$233,344 and convertible debentures of CAD$3,000,000. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management's opinion that this risk is not material.

b)	Interest Rate Risk

At April 30, 2020 and October 31, 2019, the Company's exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

c)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company's maximum exposure to credit risk, which amounted to $707,192 (October 31, 2019 $174,114) as at April 30, 2020. The allowance for doubtful accounts at April 30, 2020 is $44,725 (October 31, 2019 $129,131).

d)	Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At April 30, 2020, the Company has current assets of $1,558,619 (October 31, 2019 - $1,432,962) and current liabilities of $3,835,025 (October 31, 2019 - $4,142,489), which resulted in working deficit of $2,276,406 (October 31, 2019 - working capital deficit of $2,709,527). As at April 30, 2020 the Company had cash of $599,391.

e)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, amounts due from a related company, short-term advance to a related party, accounts payable and accrued liabilities, amounts due to employee/director, short-term advance payable, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

f)	Fair Value Hierarchy

A number of the Company's accounting policies and disclosures require the measurement of fair valued for both financial and non-financial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the period ended April 30, 2020, there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

Subsequent Events

Subsequent to the period ended April 30, 2020, the Company:

a)	Completed the final tranche of the Offering and issued 10,000,000 units of the Company. Each Unit is comprised of one common share of the Company and one common share purchase warrant (the "Warrants"). Each warrant entitles the user to acquire one additional common share of the Company for a period of 24 months from the date of issuance at an exercise price of CAD$0.13 per share. The Company may accelerate the expiration date of the warrants to a period of 30 days following written notice to the user in the event that the Company’s common shares close at or above CAD$0.25 per share for a period of 10 consecutive trading days on the Canadian Securities Exchange.

i.	In connection with the Offering, the Company has agreed to provide a pre-emptive right to participate in future offerings of the Company in order to maintain its respective percentage of the ownership at the time of such offering.

b)	Has issued a total of 620,000 common shares to certain directors, officers and consultants of the Company. In addition, the Company issues 200,000 common shares to an existing member of Gold Harvests, LLC in connection with the first tranche of the consideration to be provided for the Company's previously mentioned common shares issued at a price of $0.10 per share and are subject to a four month holding period expiring on September 5, 2020.

c)	Disposed of its interest in GRD Cali, LLC for cash consideration of $85,000, with the buyer also assuming debt of approximately $30,000.

Regulatory Disclosure

Grown Rogue derives a substantial portion of its revenues from the cannabis industry in the United States, which industry is illegal under United States federal law. Grown Rogue is indirectly involved (through subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the Michigan market.

The United States federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, and the increasing number of states with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, violates federal law in the United States. Senators Elizabeth Warren and Cory Gardner have introduced a bipartisan Senate bill titled “Strengthening the Tenth Amendment Through Entrusting States (STATES) Act” that would lift the Controlled Substance Act’s restrictions on cannabis in states that have written their own laws. However, there can be no assurances as to when this bill will pass, or if it will pass at all. The Supremacy Clause of the United States Constitution and United States federal laws made pursuant to it are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that enacted laws legalizing cannabis in some form and that also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. As a result of the Sessions Memorandum, federal prosecutors are no longer bound by the priorities in the Cole Memorandum relating to the prosecution of cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially adversely affected. Until Congress amends the federal law with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a staff notice (Staff Notice 51-352 (Revised)) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 (Revised) includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the Michigan market. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities or operations will be promptly disclosed by Grown Rogue.

All Issuers with US Marijuana- Related Activities	Response

Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”

Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

All Issuers with US Marijuana- Related Activities	Response

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

All Issuers with US Marijuana- Related Activities	Response

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	See below under “U.S. Regulatory Matters”
Discuss the issuer's program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer's licence, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

US Marijuana Issuers with indirect involvement in cultivation or distribution	Response

All Issuers with US Marijuana- Related Activities	Response

Outline the regulations for U.S. states in which the issuer's investee(s) operate.	N/A

Provide reasonable assurance, through either positive or negative statements, that the investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee's licence, business activities or operations.	N/A

US Marijuana Issuers with material ancillary involvement	Response

Provide reasonable assurance, through either positive or negative statements, that the applicable customer's or investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

U.S. Regulatory Matters

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon (a state that has legalized recreational marijuana). Currently Grown Rogue through its subsidiaries produces recreational marijuana and distributes it to dispensaries throughout Oregon.

Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA.

State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a federal level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through the Cole Memorandum, had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

The Cole Memorandum was rescinded in January 2018 by Jeff Sessions, the former U.S. Attorney General, who deemed it “unnecessary”. This is based on Mr. Sessions’s belief, which was also expressed in the Cole Memorandum that each state’s federal prosecutor should “follow the well-established principles that govern all federal prosecutions. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law.

On January 4, 2018, Billy J. Williams, the current United States Attorney for the District of Oregon and former Multnomah County (Oregon) Deputy District Attorney who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed as the federal prosecutor for Oregon, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana over-production and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. An investment in the Company may: (a) expose an investor personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

U.S. Federal Laws Applicable to Banking

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, few U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

Oregon State Regulation

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a medical marijuana card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or effect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through licensed retailers. The OLCC has the authority to decide how many licenses to allow in a specific area or location and may refuse granting a license if there are reasonable grounds to believe there are sufficient licenses in the area or if the granting of a license is not demanded by public interest or convenience. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program administered through its Director of Compliance, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

Michigan State Regulation

As part of its business plan, Grown Rogue intends to enter the Michigan state market.

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act20 (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act21 (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act24. According to Proposal 1, LARA is required to art accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

Michigan License

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

Michigan Regulations

Michigan Marijuana Products may be purchased in a retail setting from a provisioning center by a registered qualified patient or registered primary caregivers connected to a registered qualifying patient (“Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Michigan Marijuana Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID.

In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marihuana includes smokable dried flower, dried flower for vaporizing and marihuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuana-infused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn's disease, agitation of Alzheimer's disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;
●	Post-Traumatic Stress Disorder (PTSD); and/or
●	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

Reporting Requirements

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

Maintain and submit a security operations plan that includes the following at a minimum:

●	Escorts for all non-employee personnel in limited access areas.
●	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.
●	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

●	A video surveillance system that, at a minimum, consists of digital or network video recorders,

cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

●	24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed.
●	State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.
●	Logs of the following: the identities of the employee or employees responsible for monitoring the video surveillance system, the identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed and the identity of the employee who destroyed any recording.

Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

●	A secured limited access area for inventories of Michigan Marijuana Products.
●	Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.
●	A locked area for chemical and solvents separate from Michigan Marijuana Products.
●	Separation of marijuana-infused products from toxic or flammable materials.
●	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Michigan Marijuana Products.

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedar.com. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

Internal Control over Financial Reporting and Disclosure Controls

Management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated Financial Statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

The CEO and CFO have evaluated whether there were changes to the ICFR during the period ended April 30, 2020 that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the period ended April 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.